VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549

Re:	Code Green Apparel Corp Withdrawal of Registration Statement on Form S-1 Filed July 31, 2015 File No. 333-206015
Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Code Green Apparel Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-206015), together with all exhibits thereto, initially filed on July 31, 2015 (the “Registration Statement”).

The Company mistakenly filed the Registration Statement under the wrong CIK code as listed with the Commission and will be re-filing the Registration Statement as soon as practicably possible using the correct CIK codes.  No securities have been issued or sold under the Registration Statement. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the above referenced refiling under the proper CIK code.

Please send copies of the written order granting withdrawal of the Registration Statement to George J. Powell, III at the above-mentioned address and with a copy to Aaron D. McGeary of the McGeary Law Firm, P.C, 1600 Airport Freeway, Suite 300, Bedford, Texas 76022, facsimile number 817-282-5886.

If you have any questions with respect to this matter, please contact Aaron D. McGeary of the McGeary Law Firm, P.C at (817) 282-5885.

Sincerely, CODE GREEN APPAREL CORP

/s/ George J. Powell, III
George J. Powell, III President and Chief Executive Officer